UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
PEABODY HOLDING COMPANY, INC. EMPLOYEE RETIREMENT ACCOUNT

Former plan title, if changed since last report

Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Peabody Investments Corp. Employee Retirement Account as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 12, 2006

Peabody Investments Corp.
Employee Retirement Account
Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31,
	2005	2004

Assets:
Cash transfer in from the Dodge Hill Mining Company, LLC 401(k) Plan	$1,782	$—
Investments, at fair value:
Investments in mutual funds	269,841	187,019
Investment in common/collective trust	111,580	96,035
Investment in Peabody Energy Stock Fund	35,278	3,909
Participant notes receivable	12,053	10,414

Total investments	428,752	297,377

Receivables:
Employer contributions	6,200	3,602
Asset transfer in from the Black Beauty Coal Company 401(k) Plan	3,897	—

Total receivables	10,097	3,602

Net assets available for benefits	$440,631	$300,979

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Statements of Changes in Net Assets Available for Benefits
(Dollars in thousands)

	Years Ended December 31,
	2005	2004

Additions:
Interest and dividends	$11,982	$7,450
Net realized and unrealized appreciation of investments	13,430	18,158

Net investment income	25,412	25,608

Contributions:
Employee	17,578	15,545
Employer	13,686	10,368
Rollover	1,460	12,707

Total contributions	32,724	38,620

Asset transfers in	106,866	920

Total additions	165,002	65,148

Deductions:
Withdrawals by participants	(25,310)	(16,321)
Administrative expenses	(40)	(24)

Total deductions	(25,350)	(16,345)

Net increase in net assets available for benefits	139,652	48,803
Net assets available for benefits at beginning of year	300,979	252,176

Net assets available for benefits at end of year	$440,631	$300,979

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
1. Description of the Plan
The following description of the Peabody Investments Corp. (the “Company”) Employee Retirement Account (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Peabody Energy Corporation (“Peabody”).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiary and affiliated companies (the “Employer”) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective December 31, 2005, the net assets and related participant account balances of the Lee Ranch Coal Company Retirement and Savings Plan (“Lee Ranch Plan”), the Black Beauty Coal Company 401(k) Plan (“Black Beauty Plan”) and the Dodge Hill Mining Company, LLC 401(k) Plan (“Dodge Hill Plan”) were merged into the Plan. These companies are indirect, wholly-owned subsidiaries of the Company. The Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits reflect the transfers of net assets and related participant account balances from the Lee Ranch, Black Beauty, and Dodge Hill Plans as of December 31, 2005 in the amounts of $19.7 million, $85.4 million, and $1.8 million, respectively.
On April 15, 2004, Peabody purchased all of the equity interest in the Twentymile Coal Company (“Twentymile”) from RAG Coal International AG. As part of the purchase agreement, all active employees of Twentymile, as defined in the agreement, were eligible to participate in the Plan, and those employees who were participating in the RAG American Coal Savings Plan and Trust were eligible to rollover their fund balances into the Plan. During the year ended December 31, 2004, Twentymile participants rolled over fund balances of $12.2 million into the Plan.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Contributions
Each year participants may contribute on a pre-tax or after-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
For participants other than those employed by Powder River Coal Company (“Powder River”) or Twentymile, the Employer makes matching contributions equal to 100% of the first 3% of eligible compensation and 75% of the next 4% of eligible compensation that a participant contributes to the Plan. For participants employed by Powder River and Twentymile, the Employer makes matching contributions equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan.
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (“IRS”).
In the calendar year that a participant is age 50 or older, and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.
Peabody’s Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 4% of eligible compensation into the account of each active, eligible employee as of the end of the fiscal year, based upon Peabody’s financial performance. Employees of Powder River and Twentymile are not eligible for the performance contribution. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Employer to contribute up to an additional 2% of eligible compensation to the Plan.
At December 31, 2005, a $6.2 million receivable was recorded for a 6% performance contribution of eligible employees’ compensation related to the 2005 plan year and a $3.9 million receivable was recorded for an asset transfer from the Black Beauty Plan related to a similar performance contribution. At December 31, 2004, a $3.6 million receivable was recorded for a 4% performance contribution of eligible employees’ compensation related to the 2004 plan year.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Excluding Twentymile participants, vesting of employer matching contributions occurs ratably based on years of continuous service (25% per year after two years of service with 100% vesting after five years) and automatically vests 100% when the participant attains the age of 62. Employer performance contributions and discretionary contributions, if any, are immediately vested 100%. For Twentymile participants, both employer and employee contributions and earnings are vested immediately.
Forfeited Accounts
Employer contributions are reduced by forfeitures of non-vested amounts. During the years ended December 31, 2005 and 2004, the plan received forfeiture credits, net of holding gains or losses, of $184,064 and $121,420, respectively. As of December 31, 2005 and 2004, the balance of forfeiture credits available for future use was $427,803 and $246,101, respectively.
Participant Loans
Participants may borrow up to 50% of their vested account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distributions of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after age 62. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan or leave the balance in the Plan until reaching age 70 1/2.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance once per year. Withdrawals in cases of hardship and other withdrawals of after-tax contributions are also permitted, as defined in the Plan.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
The stock fund is valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position, if any). Participant loans are valued at cost, which approximates market value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan also invests in Peabody stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.
4. Investments
The following table represents the appreciation in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year. These amounts do not include appreciation related to the investments transferred in from the Lee Ranch, Black Beauty, and Dodge Hill Plans as of December 31, 2005.

	Years Ended December 31,
	2005	2004
	(Dollars in thousands)
Mutual funds	$4,667	$16,737
Peabody Energy Stock Fund	8,763	1,421

	$13,430	$18,158

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
4. Investments (continued)
Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2005	2004
	(Dollars in thousands)
Mutual funds:
Vanguard 500 Index Fund	$58,463	$52,158
Vanguard PRIMECAP Fund	41,345	27,479
Common/collective trust:
Vanguard Retirement Savings Trust	111,580	96,035
Peabody Energy Stock Fund	35,278	—
5. Income Tax Status
The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Events
Effective January 31, 2006, the net assets and related participant account balances of the salaried employees of Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust and the net assets and related participant account balances of Arclar Company, LLC 401(k) Profit Sharing Plan and Trust were merged into the Plan totaling $2.8 million. Big Ridge, Inc. and Arclar Company, LLC are indirect, wholly-owned subsidiaries of the Company.

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account

Employer ID #13-2871045
Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of
Identity of Issue	Investment Type	Current Value

AIM Premier Equity Fund*	31,223 shares of mutual fund	$324,402
Ariel Fund*	74,865 shares of mutual fund	3,748,468
Baron Asset Fund*	21,946 shares of mutual fund	1,235,317
Delaware International Value Equity Fund*	107,354 shares of mutual fund	1,904,467
Fidelity Equity-Income II Fund*	23,105 shares of mutual fund	528,190
Fidelity Blue Chip Growth Fund*	64,005 shares of mutual fund	2,762,442
Fidelity Magellan Fund*	150,720 shares of mutual fund	16,042,625
Harbor Capital Appreciation Fund*	50,562 shares of mutual fund	1,651,370
Lazard Small Cap Portfolio*	69,499 shares of mutual fund	1,070,291
Managers Special Equity Fund*	6,356 shares of mutual fund	551,542
Oppenheimer Quest Value Fund*	21,603 shares of mutual fund	396,844
Sound Shore Fund*	30,969 shares of mutual fund	1,134,407
T. Rowe Price Mid-Cap Growth Fund*	61,766 shares of mutual fund	3,344,002
T. Rowe Price Science & Technology Fund*	103,309 shares of mutual fund	2,021,758
T. Rowe Price Small-Cap Stock Fund*	47,191 shares of mutual fund	1,548,321
Vanguard 500 Index Fund*	508,729 shares of mutual fund	58,463,191
Vanguard Explorer Fund*	235,174 shares of mutual fund	17,663,889
Vanguard Extended Market Index Fund*	138,334 shares of mutual fund	4,739,329
Vanguard GNMA Fund*	117,993 shares of mutual fund	1,215,333
Vanguard High-Yield Corporate Fund*	203,327 shares of mutual fund	1,254,531
Vanguard International Growth Fund*	726,464 shares of mutual fund	15,255,734
Vanguard LifeStrategy Conservative Growth Fund*	646,891 shares of mutual fund	10,020,341
Vanguard LifeStrategy Growth Fund*	581,764 shares of mutual fund	12,217,042
Vanguard LifeStrategy Income Fund*	162,375 shares of mutual fund	2,190,441
Vanguard LifeStrategy Moderate Growth Fund*	1,176,577 shares of mutual fund	21,731,380
Vanguard Long-Term Bond Index Fund*	203,458 shares of mutual fund	2,408,940
Vanguard Long-Term Treasury Fund*	103,070 shares of mutual fund	1,190,457
Vanguard PRIMECAP Fund*	633,052 shares of mutual fund	41,344,632

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #13-2871045
Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2005

	Description of
Identity of Issue	Investment Type	Current Value

Vanguard REIT Index Fund*	210,016 shares of mutual fund	4,158,317
Vanguard Sm-Cap Index Fund*	81,279 shares of mutual fund	2,318,087
Vanguard Total Bond Market Index Fund*	1,008,708 shares of mutual fund	10,147,605
Vanguard Total Stock Market Index Fund*	88,638 shares of mutual fund	2,659,140
Vanguard Windsor Fund*	724,492 shares of mutual fund	12,425,036
Vanguard Windsor II Fund*	324,716 shares of mutual fund	10,173,358
Vanguard Retirement Savings Trust*	111,579,687 shares of common/collective trust	111,579,687
Peabody Energy Stock Fund*	513,211 units of stock fund	35,278,096
Various participants*	Participant loans, interest rates
	from 5% to 10.5%, maturities
	through August 15, 2017	12,052,938

		$428,751,950

*	Parties-in-interest.

SIGNATURES
Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp. Employee Retirement Account

Date: June 27, 2006	By:	/s/ SHARON D. FIEHLER

Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President of
Human Resources and Administration

EXHIBIT INDEX
The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm